UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Tikcro Technologies Ltd. (Name of Issuer)
Ordinary Shares, no par value (Title of Class of Securities)
M8790M 11 2 (Cusip Number)

November 20, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Aviv Boim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,507,955 Ordinary Shares*
	6.	SHARED VOTING POWER 0 Ordinary Shares
	7.	SOLE DISPOSITIVE POWER 1,507,955 Ordinary Shares*
	8.	SHARED DISPOSITIVE 0 Ordinary Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,955 Ordinary Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8%
12.	TYPE OR REPORTING PERSON IN

* Includes options to purchase 622,668 ordinary shares that are vested on, or will vest within 60 days after, November 30, 2015.

Item 1(a).	Name of Issuer

Tikcro Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

POB 87, Hadera 3810002, Israel

Item 2(a).	Name of Person Filing

Aviv Boim (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

c/o Tikcro Technologies Ltd.
POB 87, Hadera 3810002, Israel

Item 2(c).	Citizenship

Israel

Item 2(d).	Title of Class of Securities

This statement relates to Ordinary Shares, no par value (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number

M8790M 11 2

Item 3.	Identification of Persons Filing Pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c)

Not Applicable.

Item 4.	Ownership

The following information is given as of November 30, 2015 and is based on 8,898,861 Ordinary Shares (plus 622,668 shares issuable pursuant to options held by the Reporting Person) outstanding, as provided by the Issuer:

(a)	Amount beneficially owned: 1,507,955 Ordinary Shares.

(b)	Percent of class: 15.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,507,955 Ordinary Shares

(ii)	Shared power to vote or to direct the vote: 0 Ordinary Shares

(iii)	Sole power to dispose or to direct the disposition of: 1,507,955 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Ordinary Shares

The foregoing beneficial ownership amounts include options to purchase 622,668 ordinary shares that are vested on, or will vest within 60 days after, November 30, 2015. The Reporting Person holds options to purchase up to 2,090,667 Ordinary Shares, with quarterly vesting over a period of four years (i.e., 130,667 shares per quarter), and options to purchase up to 200,000 Ordinary Shares, with quarterly vesting over a period of two years (i.e., 25,000 shares per quarter), in each case, commencing from December 25, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2015
/s/ Aviv Boim
Aviv Boim